February 23, 2017
Via EDGAR
Trace Rakestraw
Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re:	Principal Variable Contracts Funds, Inc. (the “Registrant”)
File Numbers 002-35570, 811-01944
Post-Effective Amendment No. 107 to the Registration Statement on Form N-1A (the “Amendment”)
Dear Mr. Rakestraw,
On behalf of the Registrant, this letter responds to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the Amendment, which you communicated to me by telephone on January 26, 2017. The Registrant filed the Amendment with the Commission on December 14, 2016 pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”). The Registrant will make changes in response to Staff comments as described below in a post-effective amendment that will be filed with the Commission pursuant to Rule 485(b) under the 1933 Act (Amendment No. 108).
Comments to the Prospectus
Comments that Apply to Both Funds
Comment 1. The first paragraph of each Account’s principal investment strategies states that the Account will invest in equity index exchange-traded funds (“ETFs”). Please clarify whether the Account’s strategy is to principally invest in Principal ETFs.
Response: The Registrant will revise the disclosure.
Comment 2. The first paragraph of each Account’s principal investment strategies states that the Account will invest in “derivative instruments such as exchange-traded futures.” Please delete the phrase “such as” and replace with “principally” or something similar. If the Accounts invest principally in any other types of derivatives, please disclose.
Response: The Registrant will revise the disclosure.
Comment 3. Please explain whether “predetermined percentage ranges” in the first paragraph of each Account’s principal investment strategies refers to the equity and fixed income percentages disclosed in the second paragraph. Please consider disclosing how the fund allocates its investments among the funds in each category.
Response: The Registrant will revise the disclosure to delete the reference to “predetermined percentage ranges” and further clarify.

Comment 4. The third paragraph of each Account’s principal investment strategies describes how each Account will invest “during periods of higher equity market volatility.” If the Account uses thresholds to make this determination, please disclose.
Response: Although there is no specific threshold to disclose, the Registrant will revise the disclosure to provide additional information.
Comment 5. Please disclose if and how each Account decreases its allocation to the underlying equity and fixed-income funds during periods of higher equity market volatility in order to invest in cash and cash equivalents and short positions in exchange-traded futures.
Response: The Registrant will revise the disclosure.
Comment 6. Please delete or rephrase the following sentence for clarity: “The assets of the Account are allocated among Underlying Funds and the volatility control strategy in accordance with its investment objective and the target weights for the underlying funds and volatility control strategy.”
Response: The Registrant will delete the quoted sentence.
Comment 7. The last paragraph of each Account’s Principal Investment Strategies appears to be risk language. Please consider deleting or moving to another section.
Response: The Registrant will revise the disclosure.
Comment 8. The last paragraph of each Account’s Principal Investment Strategies states that “most of the Account’s investments are invested in the Underlying Funds.” Is this statement true in times of higher equity market volatility?
Response: The Registrant will revise the disclosure.
Comment 9. The first sentence of each Account’s Principal Risks appears to be strategy language. Please consider deleting or moving to another section.
Response: The Registrant will revise the disclosure.
Diversified Growth Volatility Control Account
Comment 10. Please clarify in the Principal Investment Strategies how the Account seeks “growth” and include a growth stock risk.
Response: The Registrant respectfully declines to the revise the disclosure because the Account does not have a principal investment strategy to invest in growth stock. Instead, the word “growth” in the Account’s name corresponds to its objective of providing long-term capital appreciation.
Comment 11. Please explain in correspondence why this Account has a foreign currency and foreign investment risk (and the Diversified Balanced Volatility Control Account does not).
Response: This Account has a foreign currency and foreign investment risk because it allocates a slightly higher percentage of its assets to the International Equity Index Account.
Comments to the Additional Information about Investment Strategies and Risks Section
Comment 12. The paragraph with the heading “Liquidity Risk” seems out of place. Please consider moving the paragraph below the risk table.
Response: The Registrant will revise the disclosure and move the paragraph to follow the Active and Passive Management paragraphs.
Comment 13. Under the Derivatives heading, the prospectus states that a risk associated with derivative investments include “increased volatility of a fund.” Please consider revising this disclosure, as the derivatives used by the Account’s in this prospectus are intended to decrease volatility.
Response: The Registrant will make the requested revision.

Comment 14. Do all of the paragraphs under the Derivatives heading apply to these Accounts? If they do, please add corresponding strategy language. If not, please clarify or move these paragraphs to the SAI.
Response: The Registrant will revise the disclosure to note that the specific derivatives used as a principal investment strategy by each Account are listed in the Account Summary.
Comment 15. Please consider combining the paragraph for forwards, futures, options and swaps with the paragraph for forward, futures and swap contracts.
Response: The Registrant will make the requested revision.
Comment 16. Under the Small and Medium Market Capitalization Companies heading, consider changing the phrase “Funds may invest.”
Response: The Registrant will make the requested revision.
Comment 17. The discussion under the Short Sales heading focuses on short sales of stock. Please revise the disclosure to correspond with each Account’s principal investment strategy to invest in short positions in exchange-traded futures.
Response: The Registrant respectfully declines to revise the disclosure because the current language explains that funds may take short positions in derivative instruments, as well as the potential risks involved.
Comments to the Statement of Additional Information
Comment 18. The Description of the Funds’ Investments and Risks section previously had a paragraph for Investment Company Securities. Please confirm this information was moved to the prospectus.
Response: Confirmed.
Please call me at 515-235-1209 or Jennifer Block at 515-235-9154 if you have any questions.
Sincerely,
/s/ Britney L. Schnathorst
Britney L. Schnathorst
Counsel, Registrant